--------------------------------------
                                                      OMB APPROVAL
                                          --------------------------------------
                                          OMB Number:                3235-0145
                                          Expires:           December 31, 1997
                                          Estimate Average Burden
                                          hours per response.............14.90
                                          --------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

                              MICROSEMI CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, par value $.20 per share
                         (Title of Class of Securities)

                                    595137100
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

CUSIP No. 595137100                      13G             Page  2  of  5  Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS. OR I.R.S.  IDENTIFICATION  NO. OF ABOVE PERSON
     WECHSLER & CO., INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
NUMBER OF SHARES    5    SOLE VOTING POWER
 BENEFICIALLY            1,610,664 (including 963,985 shares issuable upon
   OWNED BY              conversion of convertible securities of the Issuer)
     EACH          ------------------------------------------------------------
    PERSON          6    SHARED VOTING POWER
   REPORTING
     WITH                Not Applicable
                    ------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER
                         1,610,664 (including 963,985 shares issuable upon
                         conversion of convertible securities of the Issuer)
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         Not Applicable
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,610,664
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     17.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               MICROSEMI CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               2830 S. Fairview Street
               Santa Ana, CA 92704

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of Wechsler & Co., Inc. (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, If None, Residence:

               Suite 310
               105 South Bedford Road,
               Mount Kisco, New York  10549

Item 2(c).     Citizenship:

               The Reporting Person is a New York corporation.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.20 per share.

Item 2(e).     CUSIP Number:

               595137100

Item 3.        Type of Reporting Person:

               (a)  The Reporting Person is a broker/dealer registered under
                    Section 15 of the Securities Exchange Act of 1934.

               (b)-(h): Not applicable

Item 4.        Ownership:

               (a) Amount Beneficially Owned:

               At December 31, 1996, the Reporting Person beneficially owned 1,610,664 shares of Common Stock, which amount includes 963,985 shares issuable upon conversion of $13,062,000 principal amount of 5-7/8% Convertible Subordinated

                                Page 3 of 5 Pages

               Debentures due 2012 (the "Debentures") of the Issuer.

               (b)  Percentage of Class:

                    17.3%

               (c)  Number of Shares as to Which Such Person Has:

                    (i)  sole power to vote or direct the vote:

                         1,610,664 shares (including 963,985 shares of Common Stock issuable upon the conversion of $13,062,000 principal amount of Debentures).

                    (ii) shared power to vote or direct the vote:

                         Not applicable.

                    (iii) sole power to dispose or direct the disposition of:

                         1,610,664 shares (including 963,985 shares of Common stock issuable upon the conversion of $13,062,000 principal amount of Debentures).

                    (iv) shared power to dispose or direct the disposition of:

                         Not applicable.

Items 5-9.     Not applicable.

Item 10.       Certification:

               By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 1997
                                                  WECHSLER & CO., INC.


                                                  By: /s/ Norman J. Wechsler
                                                      --------------------------
                                                       Norman J. Wechsler
                                                       Chairman of the Board
                                                       President


                                Page 5 of 5 Pages